Corresp

Allen & Overy LLP
1221 Avenue of the Americas
New York NY 10020

Ms. Kathleen Collins
Securities and Exchange Commission	Tel 212 610 6300
Division of Corporation Finance	Fax 212 610 6399
100 F Street, N.E.
Washington, DC 20549

Our ref 50254-00030 NY:1721091.2

November 24, 2006

Re:	SAP AG
Form 20-F for the Fiscal Year Ended December 31, 2005,
Filed March 22, 2006
Forms 6-K Furnished January 11, 2006, January 26, 2006,
April 21, 2006, May 23, 2006, July 13, 2006, July 21, 2006 and August 30, 2006
File No. 001-14251
Dear Ms. Collins:
By letter dated October 30, 2006, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided certain comments to SAP AG (SAP or the Company) in response to our letter to you dated October 9, 2006 (that included SAP’s responses to the Staff’s letter to SAP dated September 12, 2006). For your convenience we have reproduced in italics below the Staff’s comments in the October 30, 2006 letter and have provided SAP’s responses below each comment.
1.	Please refer to comment 1 in our letter dated September 12, 2006. We have reviewed your response regarding the reasons why you exclude amortization of intangible assets and stock based compensation related to your non-GAAP measures. However, it is not clear from your response how you intend to comply with the disclosure requirements of Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (FAQ) in your Form 20-F to include enhanced disclosures similar to the discussion in your response. Tell us whether you intend to revise your current disclosures in future filings and if so, provide us with your proposed disclosure. If you do not intend to revise your disclosures in future filings, tell us why do you believe your current disclosure complies with Question 8 of the FAQ.
SAP intends to provide in its future filings the following disclosure regarding non-GAAP measures — accompanied by appropriate reconciliations from the relevant non-GAAP measures to their respective most directly comparable U.S. GAAP financial measures:
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practice in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Squa re, London, E1 6AO and at the above address. Any reference to a partner in relation to Allen & Overy LLP means a member, consultant or employee of Allen & Overy LLP.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.

“Non-GAAP Measures:
This filing discloses certain financial measures, such as Adjusted Operating Income, Adjusted Operating Margin, Adjusted Operating Expenses, Adjusted Net Income, Adjusted Earnings per Share (Adjusted EPS), and currency-adjusted year-on-year changes in revenue and operating income, which are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are therefore considered non-GAAP measures. The non-GAAP measures that SAP reports may not correspond to non-GAAP measures that other companies report. As further described below, the non-GAAP measures that SAP reports should be considered as an additional measure to, and not as a substitute for or superior measure to, revenue, operating income, operating margin, net income, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP. The non-GAAP measures included in this report are reconciled to the nearest U.S.GAAP measure.
Adjusted Operating Income, Adjusted Operating Margin, Adjusted Expenses, Adjusted Net Income, Adjusted Earnings Per Share (EPS).
SAP believes that it is useful for investors to receive, in addition to financial data determined under U.S. GAAP, information on financial data (both past and future oriented) that are important to SAP’s management in running SAP’s business. SAP has implemented an integrated management approach. The Company manages the performance of its group on a consistent basis for its planning, forecasting, reporting, compensation and external communications. This approach to manage the performance of the group generally holds both management and employees responsible for financial amounts they can actually influence, and not responsible for certain amounts they cannot directly influence. Management identified two operating cost elements that management and employees cannot influence directly: stock-based compensation and acquisition-related charges. SAP management and its employees cannot directly affect the expense for stock-based compensation because the fair value of SAP’s stock which directly impacts its share-based compensation expense is heavily influenced by factors outside of the control of the Company, including the overall stock market and the share price fluctuations of other companies in the same industry. As a substantial portion of SAP’s stock-based compensation plans are cash settled (i.e., liability-classified) plans, SAP’s stock based compensation expense — if not hedged - fluctuates in response to share price movements. Although acquisition-related charges include recurring items from past acquisitions such as amortization of acquired intangible assets, they also include an unknown component relating to current year acquisitions for which the Company has not yet finalized its purchase price allocation and therefore, cannot accurately assess the impact of the acquisition related charges. Similarly, the Company’s adjusted net income also excludes any impairment-related charges resulting from other-than-temporary declines in the market value of minority investments, which by their very nature are outside of the Company’s control.
The following expenses are eliminated from adjusted expenses, adjusted operating income, adjusted operating margin, adjusted net income, adjusted EPS, and other adjusted income measures:
•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
November 24, 2006

The adjusted operating income measures disclosed are the same measures that SAP uses in its internal management reporting. Adjusted operating income is one of the criteria, alongside software revenue growth, for performance-related elements of management compensation.
In addition, SAP gives full year and long term guidance based on non-GAAP financial measures. The guidance is provided on adjusted operating performance excluding stock-based compensation expenses and acquisition-related charges to focus on components that reflect the operational performance that management can directly influence and reasonably forecast for the periods covered by the guidance. Furthermore by providing guidance based on adjusted income measures SAP avoids frequent changes to its market guidance due to changes in acquisition-related expenses and impairment-related charges (which are non-recurring) and to the cost of stock-based compensation, which fluctuates based on changes in the price of the Company’s shares (which management cannot directly influence). SAP does not provide guidance on U.S. GAAP operating margin and earnings per share measures because those measures include expenses such as stock-based compensation, impairment-related charges, and acquisition-related charges.
SAP believes that the adjusted income measures have limitations, particularly as a result of the elimination of certain cost elements that may be material to SAP. SAP therefore does not evaluate its own past performance without considering both, adjusted income measures and U.S. GAAP income measures. SAP also regularly analyses the differences between adjusted income measures and the respective most directly comparable U.S. GAAP income measures. SAP cautions the readers of this report to follow a similar approach by considering the adjusted income measures only as an additional measure to, and not as a substitute for or superior measure to, revenue, operating income, operating margin, net income, cash flows, or other measure of financial performance prepared in accordance with U.S. GAAP.
Constant-Currency Period over Period Changes
SAP believes it is important for investors to have information that provides insight into its sales growth. Revenue amounts determined under U.S. GAAP provide information that is useful in this regard. Period over period changes in such revenue amounts are impacted by both growth in sales volume as well as currency effects. Under its business model SAP does not sell standardized units of products and services. Therefore SAP cannot provide relevant information on sales volume growth by providing data on the growth in product and service units sold. In order to provide additional information that may be useful to investors in evaluating sales volume growth, SAP presents information about its revenue and income growth adjusted for foreign currency effects. SAP calculates constant-currency period over period changes in revenue and income by translating foreign currencies using the average exchange rates from the previous year instead of the current year.
Constant-currency period over period changes should be considered in addition to, and not as a substitute, or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.
SAP believes that data on constant-currency period over period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of SAP’s revenue and cost and may severely impact SAP’s performance. SAP therefore limits its use of constant-currency period over period changes to the analysis of changes in volume as one element of the full change in a financial measure. SAP does not evaluate its own growth and performance without considering both, constant-currency period over period changes and changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP. SAP cautions the readers of this report
November 24, 2006

to follow a similar approach by considering constant-currency period over period changes only in addition to, and not as a substitute, or superior to, changes in revenues, expenses, income or other measures of financial performance prepared in accordance with U.S. GAAP.”
SAP would like to clarify one of the points made in its September 12, 2006 letter to the Staff relating to constant currency data disclosure. The Staff has in its Frequently Asked Questions Regarding the Use of Non GAAP Financial Measures identified foreign exchange adjusted measures as non-GAAP financial measures. As outlined in its September 12, 2006 letter, SAP does not disclose “constant currency basis” figures for total amounts that correspond to the line items presented in its financial statements. Instead SAP discloses only information about the effects currency exchange rate fluctuations have on income statement line items by disclosing percentage and Euro amount fluctuations in the respective line items based on constant currencies. It is not entirely clear to SAP whether such constant currency fluctuation information (as distinct from foreign exchange adjusted figures) constitutes non-GAAP financial measures or not. SAP prepared the disclosure above on the assumption that the Staff’s view is that such comparative fluctuation information would constitute non-GAAP financial measures. If the Staff advises SAP to the contrary, SAP will undertake to omit the related disclosure in future filings.
2.	We have also reviewed your response to prior comment 1 concerning the use of the term “pro forma” to describe certain of your non-GAAP measures. We continue to believe your use of this term is not appropriate and have the concerns over how investors might view that information since you have not used the term as contemplated in Regulation S-X. Consequently, we believe the use of the term “pro forma” should be removed when used to describe your non-GAAP measures. Please revise your future filings to eliminate the use of this term.
SAP intends to use in its future filings the term ‘adjusted’ instead of ‘pro forma’ when referring to its non-GAAP measures.
3.	Please refer to comment 5 and 6 in SAP’s letter dated September 12, 2006. SAP note in your response that the appropriate prior period adjustments and related disclosures were made to the 2005 20-F.
a. Tell us the date the Company discovered the errors in the 2004 and 2003 financial statements and how you considered filing an amended 2004 Form 20-F with restated financial statements and how you considered filing a Form 6-K to inform investors that prior financial statements were misstated.
Misclassification Between R&D Expense and Product Costs
During the second week of February 2006, in the midst of SAP’s 2005 year-end closing, a question arose concerning the appropriateness of applying SOP 81-1 to recognize revenue associated with certain joint software development arrangements. (These arrangements and the related accounting are discussed in detail in SAP’s response to Comment 3 of the Staff’s letter to SAP dated September 12, 2006.) SAP management immediately began a survey of such arrangements around the world, in order to identify the range of existing terms and conditions that might bear on the proper accounting and met with SAP’s independent auditors on February 20, 2006 to discuss preliminary findings. At the conclusion of that meeting, SAP management and the independent auditors agreed that (a) based on the guidance in SOP 97-2, these arrangements fell within the scope of SOP 81-1 for revenue recognition purposes and (b) given that revenue had been and should continue to be recognized in accordance with the requirements of contract accounting, the related contract costs should be classified as product costs in SAP’s income statements instead of being included in research & development (R&D) expense — notwithstanding the fact that these expenditures have all of the characteristics of research and development expenses (for the reasons explained in detail in our letter dated October 9, 2006).
November 24, 2006

SAP management immediately undertook to complete a project to quantify the amounts of product costs incorrectly classified as R&D expense in SAP’s 2005, 2004 and 2003 financial statements. SAP management completed that effort at the end of February 2006, approximately three weeks before SAP management expected to file SAP’s 2005 Form 20-F.
Having quantified the magnitude of the misclassifications, SAP management determined that SAP should report the contract costs associated with 2005 activities as product costs and that SAP would reclassify the corresponding amounts in its previously-issued 2004 and 2003 financial statements in order to enhance comparability between those financial statements and the current year statements.
With respect to materiality, SAP has performed an analysis in accordance with Staff Accounting Bulletin 99 (SAB99) to determine if SAP’s previously-issued financial statements were materially misstated as a result of misclassifying product costs as R&D expense and has concluded that they were not. Consistent with the concept of materiality as described in CON 2 and the guidance in SAB 99, SAP management considered both the quantitative and qualitative effects of the misclassifications on the 2004 and 2003 financial statements and specifically considered them from the perspective of the users of SAP’s financial statements.
SAP management began by looking at the quantitative effects of the misclassification on the key performance measures that users of SAP’s financial statements focus on in their analyses. SAP management noted that they have no effect on the balance sheets and cash flow statements. Furthermore, SAP management noted that they have no effect on revenues, operating income, income before income taxes, net income or related per share amounts in the income statements. SAP management also noted that they have no effect on SAP’s reported segment results.
Although SAP management does not present a gross margin or product margin figure on the face of its income statements, SAP management does report the financial ratios derived from those two metrics to analysts. Therefore, SAP management computed the effects of the misclassifications on gross margin and product margin percentages. The adjustments for the misclassifications reduce those metrics by approximately 2.5% or less in absolute terms and by approximately 3% or less in relative terms as compared to the amounts that a user could derive from the figures previously reported in SAP’s income statements. SAP management determined that these effects were quantitatively inconsequential.
The effects of the misclassifications are to increase the previously reported product costs and decrease the previously reported R&D expense by amounts ranging between 11 and 14.7 percent. Although the magnitude of these revisions is not clearly inconsequential to the individual product cost and R&D expense lines, based on an analysis of research published in 2006 by research analysts at 10 of the largest investment banks that regularly publish research on SAP and discussions with SAP Investors Relations personnel, SAP management believes that if at all, only the most current and expected future amounts of R&D expense are monitored by analysts or other users of SAP’s financial statements and that analysts do not consider year-to-year comparisons of past R&D expense to be particularly useful. Furthermore, management believes that analysts consider changes in product costs from year-to-year only in relation to their effect on product margins. Accordingly, SAP management concluded that the misstatement of these items by a more than clearly inconsequential amount, when considered along with their effects on SAP’s key performance indicators, did not result in a material misstatement of the 2004 and 2003 financial statements, taken as a whole.
SAP management also considered the qualitative factors identified in SAB 99 with respect to the misclassification of product costs as R&D expense. Specifically, SAP management noted that the misclassification did not involve any attempt to “manage earnings.” Rather, it arose as a result of an
November 24, 2006

unintentional misapplication of complex accounting standards by employees who were acting in good faith. It did not mask a change in SAP’s earnings or in other trends. It did not affect the extent to which SAP management met or failed to meet analysts’ expectations. It did not turn a loss into a profit or affect reported segment results. It did not affect compliance with any regulatory requirements, loan covenants or contract requirements. Nor did it have any effect on management compensation levels or involve concealment of an unlawful transaction.
Given the nature of the misclassifications and the relative insignificance of their quantitative and qualitative effects on SAP’s previously-filed 2004 and 2003 financial statements, viewed from the perspective of the users of its financial statements, SAP management has concluded that the 2004 and 2003 financial statements, as previously issued, were not materially misstated as a result of SAP’s having reported certain product costs as R&D expense. Therefore, SAP management has concluded that it was not necessary to amend SAP’s 2004 Form 20-F to restate those financial statements.
SAP considered whether any home country legal or stock exchange requirement would mandate disclosure of the error or correction thereof more promptly than the filing of SAP’s 2005 Form 20-F, which as previously noted was due to occur shortly after discovery of the error. The conclusion reached by SAP management after consultation with German counsel was that no such disclosure was necessary. As a result, no Form 6-K submission was required under Rule 13a-16 under the Exchange Act.
Misclassification Between Cash and Cash Equivalents and Liquid Assets
On March 3, 2006, SAP management first became aware that there had been a recently articulated diversity of views among the large audit firms concerning whether the definition of cash equivalents in SFAS 95 should include Variable Rate Demand Notes (“VRDNs”) having original maturities greater than three months and containing options enabling the holder to put them to a credit-worthy third party within three months. SAP management immediately conducted research and initiated discussions on this topic with its independent auditors. On or about March 17, 2006, SAP management came to a final conclusion concerning the proper classification of VRDNs and completed SAP’s project to quantify the effects on the 2005, 2004 and 2003 financial statements of reclassifying these notes out of cash and cash equivalents and into liquid investments with maturities greater than one year.
Having quantified the magnitude of the required adjustments, SAP management determined that SAP would report VRDNs on hand at December 31, 2005 as liquid investments on SAP’s balance sheet and report 2005 purchases and sales of VRDN’s as investment activities in SAP’s cash flows statement. At the same time, SAP management resolved to reclassify the corresponding amounts in SAP’s previously-issued 2004 and 2003 financial statements in order to enhance comparability between those financial statements and the current year statements. As noted above, the filing of SAP’s 2005 Form 20-F was imminent when SAP management completed SAP’s project to quantify the amounts of the required adjustments. Therefore, SAP management did not believe it would have been possible to complete the process of preparing an amended SAP’s 2004 Form 20-F prior to the filing of SAP’s 2005 Form 20-F in order to reflect these adjustments even if SAP management had determined that the 2004 and 2003 financial statements, taken as a whole, were materially misstated.
With respect to materiality, SAP management has performed an analysis to determine if SAP’s previously-issued financial statements were materially misstated as a result of the misclassification of VRDNs and has concluded that they were not. Consistent with the concept of materiality as described in CON 2 and the guidance in SAB 99, SAP management has considered both the quantitative and qualitative effects of the reclassifications on the 2004 and 2003 financial statements and SAP management considered them from the perspective of the users of SAP’s financial statements.
November 24, 2006

SAP management began by looking at the quantitative effects on the key performance measures that users of its financial statement focus on in their analyses. SAP management noted that the reclassifications have no effect on revenues, operating income, income before income taxes, net income or related per share amounts in the income statements and that they have no effect on SAP’s reported segment results. They also have no effect on cash flows from operations, the most closely-watched metric appearing in or derived from SAP’s cash flow statements.

SAP management noted that the effect of the misclassifications on SAP’s balance sheets was to reduce cash and cash equivalents and to increase liquid investments with remaining maturities greater than one year. For 2004 the amounts of this increase and decrease were less than one percent of the previously-reported balances – clearly inconsequential changes. The amounts of this increase and decrease for 2003 represent almost 15% of cash and cash equivalents and almost 28% of liquid investments with remaining maturities greater than one year – changes that are not clearly inconsequential. However, SAP management believes the sum of these two balance sheet line items, taken together, provides a more useful metric to those users of SAP’s financial statement seeking, at the balance sheet date, to assess either SAP’s liquidity or the level of SAP’s capital resources available for future investment than is either of these line items considered separately. Therefore, SAP management does not believe a misclassification between these two line items, even in amounts that are not clearly inconsequential, leads to a conclusion that the financial statements, taken as a whole, are materially misstated.

SAP management noted that the misclassifications also affected net cash used in investing activities as reported in SAP’s previously-issued cash flow statements. Specifically, as a result of the VDRN misclassification, this line item decreased for 2004 by 15.6% as compared to the amount previously reported – not clearly an inconsequential amount. However, the corresponding change in 2003 was an increase of 4.2%, a change that SAP management considers to be inconsequential. More importantly, however, SAP management does not believe users of its financial statements focus on the amount of net cash used in investing activities either to measure SAP’s performance from period to period or to assess SAP’s liquidity and/or level of capital resources at any balance sheet date. Therefore, SAP management believes the misstatement of this line item in its cash flow statements, even in an amount that is not clearly inconsequential for 2004, does not support a conclusion that the previously-issued financial statements, taken as a whole, are materially misstated.

Although the magnitude of the changes in net increase in cash and cash equivalents in SAP’s 2004 and 2003 cash flow statements were not clearly inconsequential, these changes are directly related to the balance sheet changes in cash and cash equivalents. SAP management does not believe users of its financial statements attach significant importance to this line item of its cash flow statement independent of their analysis of the related balance sheet category. Therefore, SAP management does not believe the effects of the VRDN misclassifications on net increase in cash and cash equivalents, even in amounts that are not clearly inconsequential for 2004 and 2003, support a conclusion that the financial statements, taken as a whole, are materially misstated.

SAP management also considered the qualitative factors identified in SAB 99 with respect to the misclassification of VRDNs. Specifically, SAP management noted that the misclassification did not involve any attempt to “manage earnings.” Rather, it arose as a result of an unintentional misapplication of complex accounting principles by employees who were acting in good faith. It did not mask a change in SAP’s earnings or in other trends. It did not affect the extent to which SAP management met or failed to meet its analysts’ expectations. It did not turn a loss into a profit or affect reported segment results. It did not affect compliance with any regulatory requirements, loan covenants or contract requirements. Nor did it have any effect on management compensation levels or involve concealment of an unlawful transaction.
November 24, 2006

Given the nature of the misclassifications and the relative insignificance of their quantitative and qualitative effects on SAP’s previously-filed 2004 and 2003 financial statements, viewed from the perspective of the users of its financial statements, SAP management has concluded that the 2004 and 2003 financial statements, as previously issued, were not materially misstated as a result of SAP’s having reported VRDNs as cash and cash equivalents. Therefore, SAP management has concluded that it was not necessary to amend its 2004 Form 20-F to restate those financial statements.

SAP considered whether any home country legal or stock exchange requirement would mandate disclosure of the error or correction thereof more promptly than the filing of SAP’s 2005 Form 20-F, which as previously noted was due to occur shortly after discovery of the error. The conclusion reached by SAP management after consultation with German counsel was that no such disclosure was necessary. As a result, no Form 6-K submission was required under Rule 13a-16 under the Exchange Act.

Finally, as required by SAB 99, SAP management has considered whether the combined effects of the misclassification of product costs and VRDNs support a conclusion that the 2004 and 2003 financial statements, taken as a whole were materially misstated. SAP management noted among other things that these two errors were independent of each other and have no additive or offsetting effects on any individual line item of its previously-issued financial statements. SAP management has concluded that the conclusions reached with respect to the individual misstatements, as described above, are equally valid when considering these misstatements on a combined basis.

b. Further explain why the 2004 and 2003 financial statements are not identified as restated with reference to a separate note disclosing the impact of the restatement

As noted in part a. above, once SAP management identified and quantified the adjustments necessary to present the joint development contract costs as product costs and the VRDN’s as liquid investments in accordance with the applicable accounting standards SAP management never considered any other presentation alternative for these items in SAP’s 2005 financial statements. However, SAP management also recognized that revising these items in SAP’s previously-issued financial statements for 2004 and 2003 would improve the consistency and comparability of those financial statements relative to the current year financial statements even though SAP management does not believe those previously-issued financial statements, taken as a whole, were materially misstated.

SAP management considered whether it was necessary or appropriate to label the 2004 and 2003 columns in the revised financial statements included in SAP’s 2005 Form 20-F as “restated” and concluded that it was not. In connection with responding to the staff’s comment SAP management considered whether its original decision was appropriate and concluded that it was and remains appropriate under the circumstances. SAP based its conclusion on the facts that:
1.	SAP management does not believe, for the reasons described above, that SAP’s 2004 and 2003 financial statements, as previously filed, were materially misstated;

2.	SAP management does not believe that the effects of the revisions to SAP’s previously-issued financial statements necessary to correct these misclassifications resulted in changes that were material to those financial statements, taken as a whole; and

3.	SAP management believes it is appropriate to reserve the label “restated” for reporting changes to previously-issued financial statements that are material to those financial statements, taken as a whole.
November 24, 2006

Although SAP management can cite no specific authoritative guidance to support this last statement, SAP management notes that it is entirely consistent with the staff’s recently-issued guidance in Staff Accounting Bulletin (SAB) 108. And while SAB 108 had not been issued at the time SAP management was considering how SAP should report the revisions to SAP’s 2004 and 2003 financial statements, SAP management believes the considerations that led the Staff to adopt the guidance set forth in SAB 108 on this subject were just as relevant in March 2006 when SAP management addressed this issue as they are today.

SAP also considered what disclosures were appropriate in SAP’s 2005 Form 20-F with respect to the fact that the 2004 and 2003 financial statements included therein reflected revisions to certain amounts as previously reported. Even though these revisions were the result of misclassifications, SAP management did not believe that it was sufficient merely to state that certain previously-reported balances had been reclassified to be consistent with the 2005 presentation. Rather, SAP management recognized that the purpose of the product cost and VRDN reclassifications was to correct immaterial errors in SAP’s previously-issued financial statements. Therefore, SAP management disclosed not only the fact that previously reported balances had been revised, but also the reasons for and effects of the adjustments on SAP’s previously-issued financial statements. Indeed, SAP management believes SAP’s presentation is entirely consistent with the staff’s guidance in SAB 108 with respect to disclosure when previously issued financial statements are revised to correct errors or misstatements that are not material to those statements, taken as a whole.

SAP’s independent auditors did not object to SAP’s conclusion not to label SAP’s corrected 2004 and 2003 financial statements as “restated” and concurred with the appropriateness of SAP’s disclosures concerning the nature and effect of the revisions to those statements.

c. and explain why the auditor’s opinion does not refer to the restatement disclosures. We refer you to AU 561.06.

SAP referred this comment to KPMG, SAP’s independent auditors, who have advised as follows:

When an auditor becomes aware of information that relates to financial statements previously reported on by him and that he would have investigated had he been aware of it, AU 561.04 states that the auditor should undertake to determine if the information is reliable and whether the facts existed at the date of his report. When the subsequently-discovered information is found both to be reliable and to have existed at the date of his report, the auditor is required by AU 561.05 to determine if the nature and effect of the information is such that his report would have been affected by the information had it been known to him at the date of his report and not reflected in the financial statements to which his report referred.

AU 561.06 addresses the auditor’s responsibility after he has concluded that action should be taken to prevent further reliance on his report because the nature and effect of newly discovered information is such that his report would have been different if he had known about that information at the date of his report and that information had not been reflected in the financial statements to which his report refers.

AU 561.06.a indicates that when a client undertakes to disclose the effects of newly discovered information by issuing revised financial statements with an updated auditor’s report, “The reasons for the revision usually should be described in a note to the financial statements and [usually should be] referred to in the auditor’s report.” (emphasis added)
November 24, 2006

KPMG informed SAP that they have reviewed management’s analysis of the impact of the product cost and VRDN misclassifications on the previously-issued 2004 and 2003 financial statements and concur with SAP’s conclusion that those financial statements, taken as a whole, were not materially misstated as originally presented. Consequently, KPMG does not believe it was necessary to modify their previously-issued audit report even if the 2004 and 2003 financial statements had been included in SAP’s 2005 Form 20-F without revision.

KPMG also pointed out that the inclusion of the word “usually” in the sentence from AU 561.06 cited above indicates the existence of circumstances under which referral in the auditor’s report to revisions to previously issued financial statements is not necessary. They believe such circumstances can only be when the nature and effect of the revisions made to the previously-issued financial statements are such that had they not been made the auditor would not have found it necessary to modify his previously-issued report – i.e., the circumstance in which the previously-issued financial statements are revised to reflect the correction of errors that are not material to a fair presentation of the financial statements, taken as a whole. Therefore, KPMG believes that their decision not to refer to the revisions to SAP’s 2004 and 2003 financial statement in their auditor’s report included in SAP’s 2005 Form 20-F was appropriate and consistent with the guidance in AU 561.04-06. In addition, KPMG informed SAP that they believe their decision is consistent with informal guidance from the Staff with respect to reporting on previously issued financial statements that contain revisions to correct errors that are not material to financial statements taken as a whole resulting from the application of SAB 108.

4.	We note from your response to prior comments 5 and 6 that the Company reclassified research and development costs and variable rate demand notes to correct errors in the 2004 and 2003 financial statements. It is not evident from your response whether the fiscal years financial statements prior to fiscal 2003 include material misstatements. Tell us whether financial statements for years prior to 2003 include misstatements for the misclassification of research and development costs and variable rate demand notes and how the Company considered amending prior filings for these misstatements.

Misclassification Between R&D Expense and Product Costs

The reclassification of expenses from R&D expense to product costs related to SAP’s accounting for certain software development contracts. As noted above, SAP management first became aware of a possible error in the classification of expenses related to these contracts in early February 2006. At that time, SAP management undertook a project to identify all such contracts around the world and reviewed the activity relating to those contracts in order to quantify the magnitude of this error. These contracts typically extend over multiple accounting periods.

SAP management focused its investigation initially on contracts for which contract revenues had been recognized in 2005, 2004 and 2003. Some of the contracts SAP management reviewed as part of the project had originated in 2002 or prior. However, SAP management did not seek initially to review all contracts for which contract revenues had been recognized prior to 2003, and for the 2002 and prior contracts SAP management did not focus on the possible effects of this misclassification on 2002 or prior financial statements.

The results of SAP’s findings for the years 2005, 2004 and 2003 were that certain contract costs associated with these joint development software contracts had been incorrectly classified as R&D expense. However, SAP’s investigation did not result in adjustments to reported revenues, operating income, income before income taxes, net income, or related per share amounts for any of the periods as a result of a need to move expenses between accounting periods – it only involved reclassifying expense between two income statement line items within the same period.
November 24, 2006

Based upon the results of SAP’s investigation, SAP management has no reason to believe that extending SAP’s investigation to periods prior to 2003 would produce different results for those periods. Furthermore, given that SAP management determined that the effects of the reclassifications on the 2004 and 2003 financial statements were not material to those statements, SAP management does not believe it is necessary to extend SAP’s project further back in time because SAP management has no reason to believe that an analysis of 2002 and prior activity would produce quantitatively or qualitatively different results. Therefore, SAP has not attempted to determine the extent to which R&D expenses and product costs are misstated in SAP’s 2002 and prior financial statements.

Misclassification Between Cash and Cash Equivalents and Liquid Assets

The reclassification from cash and cash equivalents to liquid investments with maturities greater than one year related to VDRNs. As we have noted above, SAP management first became aware of a possible error in the classification of these instruments in early March 2006. SAP management immediately began a survey of the population of such instruments held by SAP, in order to identify the magnitude of the issue. Initially, SAP management focused this investigation on the VRDNs held by SAP in 2005, 2004 and 2003. During this investigation, SAP management learned that SAP had fewer positions in VRDNs in the years prior to 2003. This initial indication was subsequently confirmed by an internal analysis which showed that (a) SAP was not invested in VRDNs in years prior to 2001 and (b) the level of SAP’s investment in VRDNs in 2001 and 2002 was lower than in the following years. As noted above, SAP management concluded that the 2004 and 2003 financial statements, as previously issued, were not materially misstated as a result of having reported VRDNs as cash and cash equivalents. Based on the determination that the level of investment in VRDNs was lower in years prior to 2003 SAP management did not believe that an in depth materiality analysis of years prior to 2003 would produce quantitatively or qualitatively different results.

5.	Please refer to comment 2 in our letter dated September 12, 2006. We have reviewed your response and note that based on your proposed changes to your disclosure controls and procedures discussion, your definition of “disclosure controls and procedures” continues to be more limited than what is called for under Rule 1 3a- 15(e) of the Exchange Act. If you continue to include the definition of disclosure controls and procedures in your discussion, you must include the complete definition which includes the requirement that the disclosure controls and procedures also be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us how you intend to comply with this requirement by including the full definition of disclosure controls and procedures in your future filings.

SAP undertakes to provide disclosure in response to Item 15 of its future Annual Reports on Form 20-F substantially similar to the following:

“Disclosure controls and procedures means controls and other procedures of SAP that are designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by SAP in the reports that it files or submits under the Exchange Act is accumulated and communicated to SAP management, including SAP’s principal executive and financial officers (including SAP’s chief executive officer (“CEO”) and chief financial officer (“CFO”)), or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. SAP’s management evaluated, with the
November 24, 2006

participation of SAP’s CEO, Henning Kagermann, and CFO, Werner Brandt, the effectiveness of SAP’s disclosure controls and procedures as of [date that is the end of SAP’s fiscal year]. The evaluation was performed by SAP’s Global Internal Audit Services function as well as dedicated “SOX Champions” in all of SAP’s major entities and business units with the participation of process owners, SAP’s key corporate senior management, senior management of each business group, and as indicated above under the supervision of SAP’s CEO and CFO. Based on the foregoing, SAP’s management, including SAP’s CEO and CFO, concluded that as of [date that is the end of SAP’s fiscal year] SAP’s disclosure controls and procedures were effective.”

6.	Tell us how you considered the revisions to your 2004 and 2003 financial statements regarding the misclassifications in assessing your disclosure controls and procedures and your internal controls in your Form 20-F. In this regard, we note you disclose in your Form 10-K that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures were effective. Tell us how you concluded that your disclosure controls and procedures were effective as of the end of the periods covered by these reports notwithstanding the recent revisions to your 2004 and 2003 financial statements in your 10-K for the year ended December 31, 2005. If necessary, please revise to expressly identify any material weaknesses in your internal controls over financial reporting and any significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness or conversely state that even as a result of the internal control concerns that caused your recent revisions, you did not have a material weakness or significant deficiencies.

SAP management evaluated whether the identified misclassifications were caused by significant deficiencies or material weaknesses in SAP’s internal controls. SAP management determined that they were not. This determination was based on the following:

Misclassification of certain research & development cost:
•	SAP management analyzed whether the misclassification indicates that the accounting research performed by SAP to prepare accounting decisions is deficient. As outlined in our October 9, 2006 letter, SAP’s original classification of such costs was based on the fact that the costs fell within the definition of “research and development costs of computer software” as defined in paragraph 3 of SFAS 86. The reclassification was based on the fact that the costs also fell within the definition of “contract costs” as defined in paragraphs 69 and 72 of SOP 81-1. SAP management therefore concluded that the misclassification was not the result of deficient accounting research but rather of a change in opinion regarding which guidance should prevail.

•	SAP management analyzed whether the misclassification indicates any other possible deficiency in its internal controls. SAP management did not identify any other possible control deficiencies that could have caused the reclassification.
Misclassification of Variable Demand Notes (VRDNs):
•	SAP management analyzed whether the misclassification indicates that the accounting research performed by SAP to prepare accounting decisions is deficient. This analysis considered the following facts:
•	SAP’s original classification of VRDNs was based on a policy which was frequently reviewed. The last review (before SAP decided to reclassify VRDNs) was performed and was documented in an accounting memo that was provided to, and discussed with, its independent auditors in July 2005. In this accounting memo SAP concluded that all
November 24, 2006

VRDNs which are puttable at par within 90 days should be classified as “cash and cash equivalents” even those with original maturities of three months or more.

•	As part of its regular reviews of trends in U.S. GAAP standards setting, SAP identified that in its meeting on October 14, 2005 the FASB Auction Rate Securities Team discussed with the FASB the definition of “cash and cash equivalents” as defined under SFAS 95 and specifically whether to add a project to the FASB agenda to address the financial statement classification of auction rate securities and similar investments such as VRDNs. Although the FASB decided not to add a project to its agenda to address this topic, the minutes of the October 14, 2005 FASB meeting indicated that diversity existed within the FASB about how such instruments should be classified in the balance sheet. (See the minutes of the October 14, 2005 meeting at: http://www.fasb.org/board_meeting_minutes/10-05-05_ars.pdf). Furthermore the minutes of the October 14, 2005 FASB meeting explicitly state that the major accounting firms had thus far issued no explicit guidance on the classification of Variable Rate Demand Obligations as cash equivalents – comparable to their guidance on certain other instruments. Based on this information SAP had no reason to question its current classification of VRDNs.
Considering this fact pattern and particularly the existence of a well-documented policy with underlying research and the diversity in opinions even at the FASB, SAP’s management concluded that the reclassification of VRDNs was not the result of deficient accounting research.

•	SAP management analyzed whether the reclassification indicates any other possible deficiency in its internal controls. SAP management did not identify any other possible control deficiencies that could have caused the misclassification.
As SAP management noted above, the misclassifications that resulted in SAP’s decision to revise SAP’s 2004 and 2003 financial statements were identified in the course of closing SAP’s books and preparing SAP’s 2005 financial statements. If SAP management had not identified these errors in SAP’s application of the applicable accounting standards, SAP’s 2005 financial statements would have contained similar errors. Therefore, SAP management believes that the fact that these errors were discovered and corrected before the issuance of SAP’s 2005 financial statements supports rather than calls into question the conclusion that SAP’s disclosure controls and procedures were effective as of the end of the 2005 fiscal year. As a result, SAP management does not believe any revision to SAP’s statement is necessary or appropriate.

7.	Please refer to comment 3 in our letter dated September 12, 2006. We have reviewed your response and it remains unclear why you believe that your presentation of including maintenance revenue as a product revenue item complies with Rule 5-03(b)(1) and (2) of Regulation S-X. In this regard, your reasons for not presenting maintenance revenue as a service item does not appear to be persuasive. Since your maintenance offering includes both technical support and unspecified software upgrades, updates and enhancements, of which both elements cannot be separated, tell us why you believe such revenue should be included as product revenue as opposed to service revenue including how you determined that a significant software element is embedded in the maintenance offering. Further, explain how the Company has considered presenting a separate line item for maintenance revenue and related costs outside of product and service line items. Please advise.
November 24, 2006

SAP management believes that a significant software element is embedded in SAP’s maintenance services as customers receive the following software components under their maintenance agreement with SAP:
•	New SAP software releases of the purchased software. For example, a customer who purchased CRM 3.0 in 2002 received in 2003 the upgrade to CRM 4.0 and in 2006 the upgrade to CRM 5.0.

•	Support packages that contain corrections to adapt existing functionality to changed legal regulatory requirements, for example in the area of Human Resources.

•	Technology updates to support third-party operating system and database platforms
Accordingly SAP’s maintenance offering goes far beyond bug fixing. SAP’s maintenance offering enables customers to keep the system up to date, to ensure legal and regulatory compliance and to use the innovations, functionalities and enhancements provided through new releases. It further enables them to run the latest and most up-to-date technology. SAP believes that its customers do not need to enter into a new software license as frequently as they otherwise would in order to receive these additional software features.

The significance of the upgrades and enhancements delivered under SAP’s maintenance is demonstrated by the efforts spent by SAP to develop the features to be delivered under its maintenance offering. The majority of SAP’s research and development expense is spent on the development of functionalities and features that are delivered as part of new releases of already existing software products. Customers with a maintenance agreement benefit from the results of these efforts as these customers receive the results (upgrades and enhancements) under their maintenance agreements with SAP.

SAP management is not aware of any confusion caused by the use of the term ‘product revenue’ for the total of software revenue and maintenance revenue. SAP will nevertheless in future filings replace the term ‘product revenue’ by the term ‘software and maintenance revenue’ and the term ‘cost of product’ by the term ‘cost of software and maintenance’. As indicated in our October 6, 2006 letter SAP has undertaken to enhance its existing disclosure on the components included in product revenue.

Further, explain how the Company has considered presenting a separate line item for maintenance revenue and related costs outside of product and service line items. Please advise.

SAP presents a separate line item for maintenance revenue. SAP does not present a separate line item for cost of maintenance revenue for the following reasons:
•	One cost item included in cost of product is royalties paid to third parties for SAP’s resale of third party software products, SAP’s embedding of third party products into SAP software and SAP’s use of third party’s intellectual property and patents in SAP software sold to customers. These royalties relate to both new software sold to customer and upgrades and enhancements delivered under SAP’s maintenance offering. While the clear majority of these royalties are calculated based on revenue recognized by SAP and thus allocable to software and maintenance revenue, certain royalties are lump sum royalties which relate to both software and maintenance revenue.

•	One cost item included in cost of product relates to SAP’s efforts to fix bugs in software delivered to customers. SAP’s obligation to do so results from both the legal warranty requirements under applicable law of the country where the software is sold and SAP’s contractual obligations under SAP’s maintenance agreements with its customers. As such the cost of providing bug fixes relates to both software revenue (via warranty obligation) and maintenance revenue (via maintenance agreement).
November 24, 2006

•	SAP is currently in the process of implementing new business models that will result in revenue that cannot be allocated to software and maintenance (e.g. software subscriptions and short-term licenses under which the customer receives software and maintenance for a fixed recurring fee). As soon as such business models result in more than inconsequential revenue SAP intends to present a separate revenue line item for the revenue recognized from these business models. The maintenance provided under such arrangements will be provided by the same SAP internal processes currently used to provide the maintenance for SAP’s current software products. As such the cost of the revenue from these new business models will not be separable from SAP’s other cost of software and maintenance.

•	SAP regularly reviews the financial reports of other large software companies to identify common industry practices. With regard to the presentation of cost of maintenance this analysis produced the result that while there is significant diversity among the income statement presentations of companies in SAP’s industry a presentation of a separate line item “Cost of Maintenance” is rather uncommon:
•	Certain software companies (including certain of SAP’s major competitors) follow the same structure as SAP (i.e. disclosing separate line items for (a) software revenue, (b) maintenance revenue and (c) services revenue, providing a subtotal for the two items (a) and (b) with one line item for the cost related to this subtotal (separate from cost of services).

•	Other software companies disclose separate line items for (a) software revenue and (b) maintenance revenue with one related cost line item that includes the cost of software, maintenance and software development.

•	Other software companies disclose separate line items for (a) software revenue, (b) maintenance revenue and (c) services revenue with two cost line items “cost of software“ and “cost of services and maintenance”

•	Other software companies disclose separate line items for (a) software revenue and (b) maintenance and services revenue with two cost line items “cost of software” and “cost of services and maintenance”

•	Other software companies only disclose one cost line item related to the total revenue line item.
If you have any questions about the foregoing, please do not hesitate to contact the undersigned at (212) 610-6300.
Yours sincerely,
Peter Harwich
cc: Dr. Werner Brandt
November 24, 2006